Filed pursuant to Rule 433
Dated January 17, 2013
Registration No. 333-183619

JMP GROUP INC.
$40,000,000
8.00% Senior Notes due January 15, 2023

Term Sheet

Issuer:	JMP Group Inc.
Security description:	8.00% Senior Notes due 2023 (the “Notes”)
Type of offering:	SEC Registered
Principal amount:	$40,000,000
Over-allotment option:	$6,000,000
Maturity:	January 15, 2023
Coupon:	8.00%
Interest payment dates:	January 15, April 15, July 15 and October 15, commencing on April 15, 2013
Redemption:	Redeemable at par on or after January 15, 2016
Trade date:	January 17, 2013
Settlement:	T+5; January 25, 2013
Offering price:	$25 per Note
Underwriters’ discount:	$0.7875 per Note
Price to issuer:	$24.2125 per Note
Proceeds, before expenses:	$38,740,000
CUSIP / ISIN:	46629U 206 / US46629U2069
Ratings:	Not rated
Proposed listing:	Intend to apply to list on the New York Stock Exchange, Inc.; if approved for listing, trading is expected to begin within 30 days of issuance
Joint Book-Running Managers:	UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Co-Managers:	Sterne, Agee & Leach, Inc.
Keefe, Bruyette & Woods, Inc.
MLV & Co. LLC
Trustee:	U.S. Bank National Association

__________________

It is expected that delivery of the notes will be made against payment therefor on or about January 25, 2013, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling UBS Securities LLC toll-free at 877-827-6444, ext. 561-3884, Stifel, Nicolaus & Company, Incorporated toll-free at 855-300-7136 or JMP Securities at 415-835-8985.

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Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.